 FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of Dec. 2007

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item

1.	Significant Event published on February 29, 2008 (English)	3

SIGNIFICANT EVENT

As disclosed in Articles 9 and 10 of Law 18,045 and Article 44 of the General Banking Law, Banco Santander Chile informs that in an Ordinary Board of Directors’ Meeting held on February 26, 2008, Board members approved to summons an Ordinary Shareholders’ Meeting on April 22, 2008 in which, among other matters, the payment of a gross dividend of Ch$1.064602782675430 per share will be proposed, equivalent to 65% of 2007 net income. At the same time, it will be proposed at the shareholders’ meeting that the remaining 35% of 2007 net income be destined to retained earnings.

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

Date: Feb. 29, 2008	By:	/s/ Gonzalo Romero A.
Name: Gonzalo Romero A.
Title: General Counsel